          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                     SCHEDULE 13G
                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
               PURSUANT TO RULE 13d-2(b)

                  (Amendment No. 4) *



                  Cecil Bancorp, Inc.
----------------------------------------------------------------
                   (Name of Issuer)

                     Common Stock
----------------------------------------------------------------
            (Title of Class of Securities)

                      149841 10 8

                    (CUSIP Number)

----------------------------------------------------------------
                         N/A

(Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]   Rule 13d-1(b)

[x]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 8 pages

C0USIP NO. 149841 10           13G             Page 2 of 8 Pages


1.  NAMES OF REPORTING PERSONS:  Cecil Bancorp, Inc. Employee
                                 Stock Ownership Plan Trust

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    52-1883546


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                             (a)  [ ]
                                             (b)  [x]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Maryland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                      0

6.   SHARED VOTING POWER               37,688

7.   SOLE DISPOSITIVE POWER                 0

8.   SHARED DISPOSITIVE POWER           37,688

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON     37,688

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.2%

12.  TYPE OF REPORTING PERSON *
     EP

C0USIP NO. 149841 10           13G             Page 3 of 8 Pages


1.   NAMES OF REPORTING PERSONS:  Bernard L. Siegel

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                             (a)  [ ]
                                             (b)  [x]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 21,732

6.   SHARED VOTING POWER               30,938

7.   SOLE DISPOSITIVE POWER            21,732

8.   SHARED DISPOSITIVE POWER          32,522

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON    54,254

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.9%

12.  TYPE OF REPORTING PERSON *
     IN

C0USIP NO. 149841 10           13G             Page 4 of 8 Pages


1.   NAMES OF REPORTING PERSONS:  Michael J. Scibinico

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                             (a)  [ ]
                                             (b)  [x]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 10,232

6.   SHARED VOTING POWER               30,938

7.   SOLE DISPOSITIVE POWER            10,232

8.   SHARED DISPOSITIVE POWER          32,522

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON    42,754

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.0%

12.  TYPE OF REPORTING PERSON *
     IN

C0USIP NO. 149841 10           13G             Page 5 of 8 Pages


1.   NAMES OF REPORTING PERSONS:  William F. Burkley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                             (a)  [ ]
                                             (b)  [x]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                  2,387

6.   SHARED VOTING POWER               30,938

7.   SOLE DISPOSITIVE POWER             2,387

8.   SHARED DISPOSITIVE POWER          32,522

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON    34,909

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.7%

12.  TYPE OF REPORTING PERSON *
     IN

C0USIP NO. 149841 10           13G             Page 6 of 8 Pages


ITEM 1(a) NAME OF ISSUER:
       Cecil Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       127 North Street
       Elkton, Maryland  21921-5547

ITEM 2(a) NAME OF PERSON(S) FILING:
       Cecil Bancorp, Inc. Employee Stock Ownership Plan Trust
("ESOP"), and the following individuals who serve as its trustees: Bernard L. Siegel, Michael J. Scibinico, and William
F. Burkley.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
       Same as Item 1(b).

ITEM 2(c) CITIZENSHIP:
       See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
       Common Stock, par value $.01 per share.

ITEM 2(e)      CUSIP NUMBER:
       See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (f) [x] An employee benefit plan or endowment fund in accordance with Rule
                 13d-1(b)(1)(ii)(F);

       If this statement is filed pursuant to Rule 13d-1 (c),
check this box.   [x]

       Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

C0USIP NO. 149841 10           13G             Page 7 of 8 Pages

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Cecil Bancorp, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

C0USIP NO. 149841 10           13G             Page 8 of 8 Pages


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CECIL BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

     By Its Trustees:

     /s/ Bernard L. Siegel               January 20, 1999
     -----------------------------       -----------------------
     Bernard L. Siegel, as Trustee       Date
     and Plan Date Committee Member


     /s/ Michael J. Scibinico            January 14, 1999
     -----------------------------       ---------------------
     Michael J. Scibinico, as Trustee    Date
     and Plan Committee Member


     /s/ William F. Burkley              January 15, 1999
     -----------------------------       ---------------------
     William F. Burkley, as Trustee      Date
     and Plan Committee Member

/s/ Bernard L. Siegel                    January 20, 1999
----------------------------------       ---------------------
Bernard L. Siegel, as an                 Date
Individual Stockholder


/s/ Michael J. Scibinico                 January 14, 1999

----------------------------------       ---------------------
Michael J. Scibinico, as an              Date
Individual Stockholder


/s/ William F. Burkley                  January 15, 1999
----------------------------------      ---------------------
William F. Burkley, as an               Date
Individual Stockholder